UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
ION MEDIA NETWORKS, INC.
(Name of Subject Company (Issuer))
ION MEDIA NETWORKS, INC.
(Name of Filing Person (Issuer))
13 1/4% CUMULATIVE JUNIOR EXCHANGEABLE PREFERRED STOCK
9 3/4% SERIES A CONVERTIBLE PREFERRED STOCK
(Title of Class of Securities)
13 1/4% CUMULATIVE JUNIOR EXCHANGEABLE PREFERRED STOCK (CUSIP No. 46205A400)
9 3/4% SERIES A CONVERTIBLE PREFERRED STOCK (CUSIP Nos. 46205A301 and 46205A202)
(CUSIP Number of Class of Securities)
Adam K. Weinstein, Esq.
Senior Vice President, Secretary and Chief Legal Officer
ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122
(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications Behalf of Filing Person)
With a copy to:
David L. Perry, Jr., Esq.
Holland & Knight LLP
222 Lakeview Avenue, Suite 1000
West Palm Beach, Florida 33401
(561) 833-2000

CALCULATION OF FILING FEE

Transaction Value (1)	Filing Fee (2)
$831.6 million	$25,531

(1)	Estimated pursuant to Rule 457(f)(2) based on the book value of the shares of the Company’s 13 1/4% Preferred Stock and 9 3/4% Preferred Stock that may be received by the Company in the Exchange Offer.
(2)	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Act of 1934, as amended, equals $30.70 for each $1,000,000.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $25,531
Form or Registration No.: SC TO-I
Filing Party: ION Media Networks, Inc.
Date Filed: June 8, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 3 (this “Amendment”) amends and supplements the tender offer statement on Schedule TO originally filed on June 8, 2007 by ION Media Networks, Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange (the “Exchange Offer”) its newly issued 11% Series A Mandatorily Convertible Senior Subordinated Notes due 2013 (the “Series A Notes”) and, depending on the participation levels in the Exchange Offer, either its newly issued 12% Series A-1 Mandatorily Convertible Preferred Stock due 2013 (the “Series A-1 Convertible Preferred Stock”) or its newly issued 12% Series B Mandatorily Convertible Preferred Stock due 2013 (the “12% Series B Convertible Preferred Stock”) for any and all of its outstanding shares of 13 1/4% Cumulative Junior Exchangeable Preferred Stock (currently accruing dividends at the rate of 14 1/4%) (the “14 1/4% Preferred Stock”) and any and all of its 9 3/4% Series A Convertible Preferred Stock (the “9 3/4% Preferred Stock,” and together with the 14 1/4% Preferred Stock, the “Old Stock”) validly tendered and accepted.
     The Exchange Offer is made upon the terms and subject to the conditions described in the offer to exchange and consent solicitation dated June 8, 2007 (as may be supplemented or amended from time to time, the “Offer to Exchange”) and the related Letter of Transmittal and Consent previously filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(i)(iii). The information in the Offer to Exchange, including all attachments thereto, is expressly incorporated into this Schedule TO by reference in response to all the items of Schedule TO, except as otherwise set forth below. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Exchange.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:
     The Company is not changing the consideration being offered in the Exchange Offer. However, the Company will extend the Exchange Offer for ten business days following the scheduled expiration date of the Exchange Offer if holders are to receive the Minority Exchange Consideration, as defined below, in the Exchange Offer.
     As disclosed in the Offer to Exchange, holders will receive the following consideration in the Exchange Offer:
•	For each tendered share of 14 1/4% Preferred Stock, the holder will receive $7,000 principal amount of Series A Notes and $1,000 initial liquidation preference of Series A-1 Convertible Preferred Stock, which would rank senior to any unexchanged Senior Preferred Stock; and

•	For each tendered share of 9 3/4% Preferred Stock, the holder will receive $4,000 principal amount of Series A Notes and $1,000 initial liquidation preference of Series A-1 Convertible Preferred Stock.
     However, as disclosed in the Offer to Exchange, if holders of 50% or less of either series of Senior Preferred Stock tender in the Exchange Offer and, as a result, the Company does not receive the requisite approvals of the Proposed Amendments and Senior Issuance from both series of Senior Preferred Stock in the Consent Solicitation, holders will receive the following consideration in the Exchange Offer (the “Minority Exchange Consideration”):
•	For each tendered share of 14 1/4% Preferred Stock, the holder will receive $7,500 principal amount of Series A Notes and $500 initial liquidation preference of Series B Convertible Preferred Stock, which would rank junior to any unexchanged Senior Preferred Stock; and

•	For each tendered share of 9 3/4% Preferred Stock, the holder will receive $4,500 principal amount of Series A Notes and $500 initial liquidation preference of Series B Convertible Preferred Stock.
     In the event that at the scheduled expiration date of the Exchange Offer, holders of 50% or less of either series of Senior Preferred Stock have tendered in the Exchange Offer, the Exchange Offer will be extended for ten business days. Withdrawal rights will continue to apply during this ten business day period, permitting holders who do not wish to receive the Minority Exchange Consideration to withdraw their previously tendered shares and revoke their consents.
     During any such ten-day extension, holders will continue to be required to consent to the Proposed Amendments in order to validly tender their shares in the Exchange Offer. If upon conclusion of the extension, a majority of shares of either series of Senior Preferred Stock have been tendered, holders of such series will still receive the Minority Exchange Consideration, although the Proposed Amendments will become effective with respect to such series.
     The Exchange Offer has been extended and will now expire at 12:01 A.M., New York City time, on July 11, 2007, unless extended or terminated. The Exchange Offer was originally scheduled to expire at 12:01 A.M., New York City time, on July 10, 2007. As of June 26, 2007, no shares have been tendered in the Exchange Offer.
     Except as discussed above, there are no changes to the terms or conditions of the Exchange Offer.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

Exhibit Number	Exhibit
(a)(9)	Press Release, issued June 26, 2007

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ION MEDIA NETWORKS, INC.
By:	/s/ Richard Garcia
	Name:	Richard Garcia
	Title:	Senior Vice President and Chief Financial Officer

Dated: June 26, 2007